SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

ADOLOR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

00724X 10 2 (CUSIP Number)

December 31, 2003.

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the one pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00724X 10 2	13G	Page 2 of 5 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Ansbert Gadicke

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 480,481(1) 6 Shared Voting Power None 7 Sole Dispositive Power 480,481(1) 8 Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 480,481(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 1.5%

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Adolor Corporation.

	(b)	Address of Issuer’s Principal Executive Offices:

371 Phoenixville Pike, Malvern, PA 19355

Item 2	(a)	Name of Person Filing:

Ansbert Gadicke

	(b)	Address of Principal Business Office or, if none, Residence:

c/o MPM Capital L.P., 111 Huntington Avenue, 31st floor, Boston, MA 02199

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

00724X 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act,

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act,

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act,

	(d)	☐ Investment company registered under section 8 of the Investment Company Act,.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

	(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G),

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act,

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 00724X 10 2	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: 480,481 shares of Common Stock (1)

(b) Percent of class: 1.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 480,481 (1)

(ii) Shared power to vote or to direct the vote None

(iii) Sole power to dispose or to direct the disposition of 480,481 (1)

(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

(1)	Includes shares held through interests in MPM Capital L.P. (“MPM Capital”) and in entities directly or indirectly controlled by it. MPM Capital is a direct or indirect parent and or a control person of MPM Asset Management LLC and funds managed or advised by it and the general partners of such funds. Also includes shares held through interests in Medical Portfolio Management LLC, the general partner of MPM Capital. Among the shares included, 28,241 shares are held by MPM BioVentures II, L.P.; 256,153 shares are held by MPM BioVentures II-QP, L.P.; 90,189 shares are held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG; and 5,898 shares are held by MPM Asset Management Investors 2000 B LLC. This also includes shares held through entities advised and/or managed by MPM BioEquities Adviser LLC (“MPM BioEquities Adviser”) and the general partners and control person of such entities. MPM BioEquities Adviser is controlled by MPM Capital II GP LLC and is the adviser of MPM BioEquities Master Fund L.P., the direct and indirect general partners of which are MPM BioEquities GP L.P. and MPM BioEquities GP LLC. 100,000 of the shares are held of record by MPM BioEquities Master Fund L.P. Each reporting person herein disclaims beneficial ownership of shares not directly held by such person.

CUSIP NO. 00724X 10 2	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004

Date

/s/ Ansbert Gadicke

Signature

Ansbert Gadicke

Name